FNX Mining Company Inc. Reduces First Quarter

2002 Loss as Reported in First Quarter 2003

TORONTO, ONTARIO— June 19, 2003, FNX Mining Company Inc. (FNX-TSX) restated its first quarter 2002 earnings as reported in the first quarter 2003 report.  The 2002 audited results are unchanged.

The reported net loss of $702,644 was reduced by $613,469, to a loss of $89,175.  The per share loss for the first quarter of 2002 was reduced from the $0.03 per share reported in the first quarter 2003 report to $0.00 per share.  The adjustment related to a reclassification of financing costs out of income statement expenses and directly into equity.  The equity balance at March 31, 2002 was not affected.

The Company restated the balances of its capitalized exploration expenditures at March 31, 2003 among the Sudbury Basin properties to reflect the same methodology as used at December 31, 2002.  The resulting aggregate balance attributed to the Sudbury Basin properties is unchanged.  The narrative report for the first quarter 2003 reflects the changes.

The Company changed note 5 related to warrant activities such that disclosure now commences with the December 31, 2002 position and reflects activity only for the first quarter of 2003.

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website “www.fnxmining.com” and refer to FNX’s Annual Information Form dated May 9, 2003.

Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec’s Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture. James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the Sudbury Joint Venture’s exploration data and analytical results. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

This press release contains certain forward-looking statements. While these forward-looking statements represent our best current judgment, they are subject to a variety of risks and uncertainties, including the risk factors listed in FNX Mining’s Annual Information Forms filed with the TSX, that are beyond the company’s ability to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

John Ross, Chief Financial Officer

Tel: 416-628-5929, Fax 416-360-0550, Email: jross@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com